REDDY ICE HOLDINGS, INC.
8750 North Central Expressway, Suite 1800
Dallas, TX  75231

August 5, 2005

Via Facsimile and EDGAR Filing

Jason Wynn

Division of Corporation Finance

Mail Stop 0405

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0405

Attention: Jason Wynn

Re:       Reddy Ice Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-122751)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 12:00 p.m. (Eastern Standard Time) on Tuesday, August 9, 2005, or as soon thereafter as practicable.

The disclosure in the Registration Statement is the responsibility of the Company.  The Company acknowledges that Staff comment or changes in response to Staff comment in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Company also represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours,

REDDY ICE HOLDINGS, INC.

By:	/s/ Mark Steffek
Name: Mark Steffek
Title: VP - Finance and Treasurer

cc:	Traci Towner
Karl Hiller
H. Roger Schwall
Securities and Exchange Commission

Kris F. Heinzelman
George A. Stephanakis
Cravath, Swaine & Moore LLP

Roger Meltzer
John Papachristos
Cahill Gordon & Reindel LLP